April 9, 2019

Robert Liscouski
Chief Executive Officer
Quantum Computing Inc.
215 Depot Court SE
Suite 212
Leesburg, VA 20175

       Re: Quantum Computing Inc.
           Registration Statement on Form 10-12(g)
           Filed March 25, 2019
           File No. 000-56015

Dear Mr. Liscouski:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10

Business
Our Company, page 1

1. Please revise to provide the estimated costs needed to perform each step you still need to perform to bring your prospective software to market.
History, page 1

2. You disclose that William Alessi filed a law suit against your predecessor, Innovative
      Beverage Group Holdings, Inc., and received a default judgment. Please revise to provide a description of the claims asserted in the complaint and the remedies and damages sought.
 Robert Liscouski
Quantum Computing Inc.
April 9, 2019
Page 2
Item 14. Changes in and Disagreements with Accountants on Accounting and
Financial
Disclosure, page 35

3. We note your Report of Independent Registered Public Accounting Firm for the audit of
      December 31, 2018 financial statements has been signed by BF Borgers CPA PC who has served as your auditor beginning in 2019. However, you disclose that there have been no changes in accountants. Please revise the disclosures to comply with Item 304 of
      Regulation S-K and provide an exhibit 16 letter required by Item 601 of Regulation S-K.
Financial Statements and Exhibits
Statement of Stockholders' Deficit, page F-6

4. The balance of accumulated deficit as of December 31, 2018 presented on the Statement of Stockholders' Deficit does not agree with the accumulated deficit as of December 31,
      2018 presented on the Balance Sheet. Please revise.
Financial Statements and Supplementary Data
Note 8   Capital Stock, page F-14

5. We note that you recognized stock based compensation expense of $24.1 million in connection with grants of stock to key personnel. We also note that two of the key management employees resigned from the Company and returned all of their stock grants for a total of 4,000,000 shares. Please clarify why the repurchase of the stock award grants do not result in a reversal of your stock based compensation cost. Consider whether your repurchase rights are effectively forfeiture provisions. Additionally, please tell us how you determined the appropriate fair value used to measure the compensation cost. We refer you to ASC 718-10-35-3(b) and 718-20-35-7.
       You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland,
Attorney-Advisor, at (202) 551-6711 or Edwin Kim, Attorney-Advisor, at (202) 551-3297 with any other questions.



                                                           Sincerely,

FirstName LastNameRobert Liscouski                         Division of
Corporation Finance
                                                           Office of
Information Technologies
Comapany NameQuantum Computing Inc.
                                                           and Services
April 9, 2019 Page 2
cc:       Chris Roberts
FirstName LastName